Exhibit 21.1

Black Elk Energy
List of Subsidiaries
Direct Ownership and Percentage

Name of Subsidiary	Ownership	Jurisdiction of Organization
Black Elk Energy Land of Operations, LLC	100% owned by Parent	Texas
Black Elk Energy Finance Corp.	100% owned by Parent	Texas
Freedom Well Services	100% owned by Parent	Texas